Trimble Navigation Limited
935 Stewart Drive
Sunnyvale, CA 94085-3913

September 9, 2011

David Burton
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                 Trimble Navigation Limited
SEC Comment Letter dated August 23, 2011

Dear Mr. Burton

Trimble Navigation Limited is submitting the following responses to the Staff’s comment letter dated August 23, 2011 on the Company’s Form 10-K for the fiscal year ended December 31, 2010 and filed March 1, 2011.

Form 10-K for fiscal year ended December 31, 2010

Reconciliation of GAAP to Non-GAAP Financial Measures, page 42

1.
Giving consideration to the significance of your intangible assets balance, the importance of the technology, customer relationships and other intellectual properties underlying the intangible assets, and the recurring nature of the amortization charges, please revise future filings to explain in greater detail why you believe each of the non-GAAP measures excluding the impact of the amortization provides useful information to investors.  In this regard, we note your disclosure on page 8 of Appendix A that these charges are inconsistent in size and timing.  However, we note that amortization of

Securities and Exchange Commission
September 9, 2011

purchased intangibles has been fairly consistent in recent periods.  You further state that you do not believe that these expenses are indicative of your core operating results.  However, it appears that the underlying acquired technology and customer relationships have contributed significantly to your revenues.  Provide us with a sample of your proposed revised disclosures.

Response:

We have revised the proposed disclosures to explain in greater detail why we believe each of the non-GAAP measures excluding the impact of the amortization of purchased intangibles provides useful information to investors.  We note that although purchased intangibles have been relatively consistent over the last three years, they have been fairly inconsistent over a longer period and are expected to go up again because of our recent acquisitions of Tekla and PeopleNet.  Included below is a table showing the past trend and future expectations for Trimble’s total amortization of purchased intangibles.

FY 2005	FY 2006	FY 2007	FY 2008	FY 2009	FY 2010	FY 2011	FY 2012
$6.9M	$13.1M	$38.6M	$44.9M	$52.5M	$57.6M	$84.1M	$108.2M

While we will benefit from the value of these intangible assets in our business, we believe that by excluding purchased intangibles from our non-GAAP measures, which represents technology and/or customer relationships already developed, we enhance comparability by allowing investors to view our operations before and after an acquisition and to more easily compare us to our competitors given the diversity in growth strategies and timing of our acquisitions compared to our peers. For example, some of our peers have grown revenue internally, while others have chosen a combination of internal growth with large acquisitions every several years.    US GAAP accounting requires that intangible assets are recorded at fair value and amortized over their useful lives. This may cause differences when comparing our results to companies that grow internally because the fair value assigned to the intangible assets acquired through acquisition may significantly exceed the equivalent expenses that a company may incur for similar efforts when performed internally. Furthermore, the useful life that we expense our intangible assets over may be substantially different from the time period that an internal growth company incurs and recognizes such expenses.  Our GAAP results and non-GAAP measures include our ongoing cost of sales and research and development, sales and marketing, and general and administrative operating expenses, including those of our acquisitions.

We note that several of our peer companies in Silicon Valley exclude intangibles and we have been presenting our non-GAAP operating results excluding the impact of amortization of purchased intangibles for over ten years  and believe our investors have continued to find this information useful.

The following is an example of the disclosure we would propose to add to address the Staff's comment:

Securities and Exchange Commission
September 9, 2011

"B. Amortization of purchased intangibles.   Included in our GAAP presentation of gross margin, operating expenses, operating income, and net income is amortization of purchased intangibles.  US GAAP accounting requires that intangible assets are recorded at fair value and amortized over their useful lives.  Consequently, the timing and size of our acquisitions will cause our operating results to vary from period to period making a comparison to past performance difficult for investors This accounting treatment may cause differences when comparing our results to companies that grow internally because the fair value assigned to the intangible assets acquired through acquisition may significantly exceed the equivalent expenses that a company may incur for similar efforts when performed internally. Furthermore, the useful life that we expense our intangible assets over may be substantially different from the time period that an internal growth company incurs and recognizes such expenses.  We believe that by excluding purchased intangibles which represents technology and/or customer relationships already developed, it enhances comparability by allowing investors to compare our operations pre-acquisition to those post-acquisitions and to those of our competitors that have pursued internal growth strategies.

In connection with this response, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 9, 2011

Please contact the undersigned at (408) 481-8000 should you require further information or have any questions.

Sincerely,

/s/ Rajat Bahri
Rajat Bahri
Chief Financial Officer